

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2020

Thomas R. Miller
Chief Financial Officer
Sunoco LP
8111 Westchester Drive
Suite 400
Dallas, Texas 75225

> **Re: Sunoco LP**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed February 21, 2020**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2020**
> **Filed May 11, 2020**
> **File No. 1-35653**

Dear Mr. Miller:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1. Please discuss and analyze the results of operations for your business as a whole. Please also discuss and analyze changes and trends in your financial condition. Please refer to Item 303(a) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2020

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics, page 19

2. You make inventory adjustments to arrive at motor fuel gross profit cents per gallon on page 19 and adjusted EBITDA on page 20. Inventory adjustments are a normal, recurring expense to operate your business. Furthermore, you disclose in your risk factors on page 10 of your most recent 10-K report that your financial condition and results of operations are influenced by changes in the prices of motor fuel, which may adversely impact your margins, your customers' financial condition and the availability of trade credit. Tell us how you considered Question 100.01 of the CD&I's on Non-GAAP Financial Measures with respect to the inventory adjustments. Please also tell us why your presentation of these non-GAAP measures, excluding inventory adjustments, do not represent individually tailored measurement methods substituted for those of GAAP. Refer to Rule 100(b) of Regulation G and Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations updated April 14, 2018.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation